

January 19, 2012

<u>Via E-mail</u>
Linda F. Powers
Chief Executive Officer
Northwest Biotherapeutics, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, Maryland 20814

> **Re:** **Northwest Biotherapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 10, 2012**
> **File No. 333-178958**

Dear Ms. Powers:

We have limited our review of your registration statement to those issues we have addressed in our comments. Please respond to this letter by amending your registration statement as requested. If you do not believe that these comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Executive Compensation, page 55</u>

1. Please update your registration statement to provide the information required by Item 402 of Regulation S-K for the fiscal year that ended on December 31, 2011. We refer you to Compliance and Disclosure Interpretation 117.05.

<u>Signatures, page 85</u>

2. Form S-1 requires that you include the signatures of the individuals acting as your principal executive officer, principal financial officer, and your principal accounting officer or controller. If a person serves in more than one of these capacities you should indicate each capacity in which the person is signing on the signature page. Please amend your registration statement accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Peter Campitiello, Esq.
        Tarter Krinsky & Drogin LLP
        1350 Broadway
        New York, New York 10018